Exhibit 4.29
RESOLUTIONS OF THE BOARD OF DIRECTORS
FIRST AMENDMENT TO
THE ALION SCIENCE AND TECHNOLOGY CORPORATION
LONG-TERM INCENTIVE PLAN
(effective November 1, 2008)
WHEREAS, Alion Science and Technology Corporation (“Alion”) adopted the Alion Science and Technology Corporation Long-Term Incentive Plan, effective November 1, 2008 (the “Plan”) to provide specified benefits to a select group of management and highly compensated employees; and
WHEREAS, Article 5.2 of the Plan provides that Alion may amend the Plan in whole or in part at any time by the action of its Board of Directors; and
WHEREAS, Alion now deems it appropriate to amend the Plan as set forth below.
NOW, THEREFORE, the Plan is hereby amended as set forth below, effective as of the date of the adoption of these resolutions:
1.	Section 2.7(b) of the Plan is amended by adding the following clause at the end thereof:
“, provided, however, that the phrase “more than fifty percent (50%)” shall be substituted for the phrase “thirty percent (30%) or more” with respect to any Awards granted following the effective date of the First Amendment to the Plan.”
2.	A new Section 4.9 is added to the Plan to provide as follows:
4.9 Limitation on Payment Based on Company Liquidity. Notwithstanding any other provision of the Plan or an Award Agreement, with respect to Awards granted after the effective date of the First Amendment to the Plan unless the Company’s average daily Liquidity over the ninety (90) days immediately preceding the payment date of an Award (as specified in the Award Agreement) was at least Twenty-Five Million Dollars ($25,000,000) (the “Liquidity Requirement”). Payment of an Award delayed under this Section 4.9 shall be made on the first business day upon which the Company meets the Liquidity Requirement. No interest or other adjustment shall apply to an Award the payment of which is delayed hereunder.
For purposes of this Section 4.9, “Liquidity” means the aggregate amount of cash and liquid investments then held by the Company, plus the amount of cash then available to the Company through the Company’s then-existing revolving credit agreements.

3.	A new Section 4.10 is added to the Plan to provide as follows:
4.10 Special Rule for Certain Non-Vested Awards. This Section 4.10 applies only with respect to Awards that both (a) are outstanding and unvested as of the effective date of the First Amendment to the Plan, and (b) would otherwise become vested as a result of a Change in Control, as such term was defined prior to amendment by the First Amendment to the Plan (“Section 4.10 Awards”). Notwithstanding any provisions in the Plan or any Award Agreement to the contrary, to the extent agreed to by the Participant and the Compensation Committee in an amendment to the Participant’s Award Agreement acceptable to the Compensation Committee, (1) the vesting and payment of such Section 4.10 Awards shall be determined without regard to any Change in Control that does not meet the definition of a Change in Control as such term is amended by the First Amendment to the Plan, and (2) the Participant’s Award shall be increased by such amount (not to exceed 20%) as the Compensation Committee shall determine and set forth in the applicable Award Agreement. The restrictions on payment in Section 4.9 of the Plan shall not apply to a Section 4.10 Award.
FURTHER RESOLVED, that the Chief Executive Officer of Alion is hereby authorized and directed to adopt such further amendments to the Plan as he deems necessary or appropriate for the Plan to comply with guidance issued under Section 409A of the Internal Revenue Code, including Internal Revenue Service Notice 2010-6, to the extent applicable.
IN WITNESS WHEREOF, these resolutions and First Amendment were adopted by a vote of the Board of Directors of Alion held this 22nd day of January, 2010.
ALION SCIENCE AND TECHNOLOGY CORPORATION

By:	/s/ Bahman Atefi

Its: Chief Executive Officer

Attest:	/s/ Joshua Izenberg

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